Exhibit 99.1

March 13, 2019

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir,

Sub: Press release

We are enclosing a copy of Press Release being issued by Azim Premji Foundation.

This is for your information and records.

For WIPRO LIMITED

M Sanaulla Khan Company Secretary

Announcement by Azim Premji Foundation

March 13, 2019, Bangalore: Azim Premji, Chairman of Azim Premji Foundation (‘the Foundation’), announced today that he has increased his commitment to philanthropy, by irrevocably renouncing more of his personal assets and earmarking them to the Endowment, which supports the Foundation’s philanthropic activities. He has done this by additionally earmarking all economic benefits for philanthropic purposes, in approximately 34% of the shares in Wipro Limited (current market value ~INR 52,750 Crores/ USD 7.5 Bn), held by certain entities controlled by him. This action is in addition to his earlier donations to philanthropy, which included Wipro’s shares, as well as other assets owned by him.

With this action, the total value of the philanthropic endowment corpus contributed by Mr. Premji is ~INR 1,45,000 Crores (~USD 21 billion), which includes 67% of economic ownership of Wipro Limited.

Azim Premji’s philanthropic activities have an overarching vision to contribute to developing a just, equitable, humane & sustainable society in India. To enable this vision, the Azim Premji Foundation works directly in education and supports other not-for-profits working in some specific areas through multi-year financial grants.

The Foundation’s extensive field work in education has been in some of the most disadvantaged parts of India, to help contribute to the improvement of quality and equity of the public (government) schooling system. All this work has been in close partnership with various State Governments. Currently this field work is spread across Karnataka, Uttarakhand, Rajasthan, Chhattisgarh, Puducherry, Telangana, and Madhya Pradesh, along with some work in the north-eastern states of India. The Foundation’s field strategy focuses on creating and scaling up a network of institutions at the District and State levels, to contribute to improvement in the school education system on a continued and sustained basis.

As part of its overall strategy, the Foundation has also set up the Azim Premji University in Bangalore. The University has been established with a clear social purpose of developing outstanding professionals in the domains of education and related areas of human development for the entire country. The University does this by offering various kinds of degree programs, education programs, and conducting research in various fields of human development and social importance. Currently, the University offers Post Graduate (MA Education, MA Development, LLM and MA Public Policy) and Undergraduate programs (BA, BSc and B Sc B Ed).

The initiative to support other not-for-profits by providing multi-year grants was started in 2014 by the Foundation. This enabled the expansion of its philanthropic efforts to domains other than education that are crucial to contributing towards its vision. The grants support efforts of partners that directly or indirectly help create tangible improvements in the lives of deeply disadvantaged, under-served and marginalized sections of our society. In the last five years, these grants have supported over 150 organizations engaged in a range of domains across India.

Over the next several years, the activities of the Foundation are expected to scale up significantly. The team driving the field work in education is expected to grow significantly from the current 1600 people, while the University will expand to have 5000 students with 400 faculty members across multiple programs. Thereafter, another University in the northern part of India may be set up by the Foundation. The grant-making activities will also continue to expand rapidly, growing three times from its current levels, supporting good work across multiple domains of social importance in India. Overall, this strategy and its expansion aims to contribute meaningfully to developing a more just, equitable, humane and sustainable society in India.

For further information, contact:

Vipin Nair – vipin.nairl@wipro.com; +91-98450-14036

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